ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED OCTOBER 29, 2018 AND

THE PROSPECTUS DATED SEPTEMBER 7, 2018)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-227244

OCTOBER 29, 2018

AFLAC INCORPORATED

$550,000,000 4.750% SENIOR NOTES DUE 2049

FINAL TERM SHEET

Dated October 29, 2018

Issuer:	Aflac Incorporated

Securities:	4.750% Senior Notes due 2049

Ratings (Moody’s / S&P)*:	A3 (stable) / A- (positive)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	October 29, 2018

Settlement Date (T+2):	October 31, 2018

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Mizuho Securities USA LLC; SMBC Nikko Securities America, Inc.; Wells Fargo Securities, LLC; Morgan Stanley & Co. LLC; MUFG Securities Americas Inc.

Co-Managers:	J.P. Morgan Securities LLC; Academy Securities, Inc.; Drexel Hamilton, LLC

Principal Amount:	$550,000,000

Underwriting Discount:	0.875%

Maturity Date:	January 15, 2049

Coupon:	4.750%

Benchmark Treasury:	3.125% due May 15, 2048

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury Price / Yield:	95-30 / 3.342%

Re-offer Yield:	4.792%

Public Offering Price:	99.340% of principal amount

Proceeds, Before Expenses:	$541,557,500

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing on January 15, 2019

Record Dates:	January 1 and July 1 of each year

Make-Whole Call:	+25 basis points (prior to July 15, 2048)

Par Call:	On or after July 15, 2048

CUSIP/ISIN:	001055 AY8 / US001055AY85

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

No PRIIPs KID—No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.